April 14, 2020
VIA EMAIL AND EDGAR

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	HC2 Holdings, Inc. (the “Company”) Schedule 13D Amendment No. 2 (the “Schedule 13D”) filed by Percy Rockdale LLC, MG Capital Management Ltd. et al. Filed April 6, 2020 File No. 005-47735
Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated April 9, 2020 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter. We have discussed the Comment Letter with Percy Rockdale LLC, MG Capital Management Ltd. and the other Reporting Persons named in the Schedule 13D (collectively, “Percy Rockdale”) as necessary and provide the following supplemental responses on their behalf. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

1.
We note that notwithstanding that Percy Rockdale and its affiliates filed its preliminary consent statement on March 13, 2020, Percy Rockdale and its affiliates did not disclose this development in an amended Schedule 13D amendment until April 6, 2020. Please advise why the timing of such filing is consistent with Percy Rockdale’s obligations under Exchange Act Rule 13d-2(a) to promptly file a material change in the facts set forth in the initial Schedule 13D filed on January 27, 2020 as amended by Amendment No.1 to the Schedule 13D filed on February 18, 2020. We note that neither the initial Schedule 13D nor the first amendment made any reference to a consent solicitation.

Kleinberg, Kaplan, Wolff & Cohen, P.C. | 500 Fifth Avenue, New York, NY 10110 | 212.986.6000 | kkwc.com

We acknowledge the Staff’s comment.  This was a simple case of oversight.  Although we would note that the public did have other ways of being aware of our consent solicitation, including our preliminary consent statement filings of March 13 and 30, our press releases of  March 13, 30, and April 2, the Company’s own press releases and filings of March 31, April 1, and April 2 and its preliminary consent revocation statement of March 27—all of which, together with various press coverage, did insure that there was wide market understanding of our consent solicitation, we nonetheless take our 13D filing obligations seriously.  Accordingly, we are sorry for this lapse and will insure that it does not happen again.
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The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.

Very truly yours,

/s/ Christopher P. Davis

Christopher P. Davis

cc:            Rebecca L. Van Derlaske